C.I. Fund Management Inc.

02042533

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374

SEC MAIL PROCESSING RECEIVED JUL 10 2002 WASH. D.C. 154 SECTION

SUPPL

July 2, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

**Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

dlw 7/15

c: Chris von Boetticher (w/encls.)

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CI Funds

CI Funds

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

C.I. FUND MANAGEMENT OBTAINS APPROVALS TO ISSUE 30 PER CENT OF COMMON SHARES TO SUN LIFE FINANCIAL

(TORONTO, June 12, 2002) – C.I. Fund Management Inc. ("CI"; TSX: CIX) today announced it has received approvals from its shareholders and The Toronto Stock Exchange to issue approximately 73 million common shares to Sun Life Financial Services of Canada Inc. (NYSE/TSX: SLC) on closing of CI's acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd. 73 million shares represent 30 per cent of CI's total outstanding shares after the transaction is completed.

The transaction, which is subject to regulatory approval, is expected to close in late July, 2002, following the required notification to unitholders of the Spectrum and Clarica funds. On completion, CI will have over $39 billion in fee-earning assets, including approximately $34 billion in mutual and segregated funds. As a result, CI will become the fourth-largest fund company in Canada, as measured by mutual fund assets under management excluding money market funds.

C.I. Fund Management Inc.
C.I. Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with CDN$25.2 billion in fee-earning assets as of June 11, 2002. It has one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2002, the Sun Life Financial group of companies has total assets under management of CDN $357 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

C.I. Fund Management Contact:
William T. Holland
President and CEO
416-364-1145

Sun Life Financial Media Contact:
Audrey Gouskos
416-979-4133

Sun Life Financial Investor Relations Contact:
Thomas Rice
416-204-8163

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com

CI Funds™

news release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**
June 14, 2002

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, June 14, 2002 - DDJ Canadian High Yield Fund (the "Fund") announced today its expected quarterly distribution to unitholders.

Rate:	$0.60 per unit
Payable Date:	July 15, 2002
Record Date:	June 28, 2002

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7

Web: www.cifunds.com

CI Funds™

news release

TSX Symbol: HYB.UN

FOR IMMEDIATE RELEASE
June 28, 2002

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, June 28, 2002 - DDJ Canadian High Yield Fund (the "Fund") announced today its next quarterly distribution to unitholders.

Rate:	$0.60 per unit
Payable Date:	July 15, 2002
Record Date:	June 28, 2002

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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